

Mail Stop 3561

May 23, 2016

Kimberly S. Lubel
Chief Executive Officer, President and Chairman of the Board
CST Brands, Inc.
One Valero Way, Building D, Suite 200
San Antonio, Texas 78249

  Re: CST Brands, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 19, 2016
    File No. 1-35743

Dear Ms. Lubel:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Note 3. Acquisitions and Divestitures, page 96

1. Please tell us what consideration you gave to disclosing acquisition related costs pursuant to ASC 805-10-50-2(f).

Note 12. Debt

CST 5% Senior Notes, page 106

2. We note the indenture governing the notes imposes limitations on your ability to pay dividends. Please describe the pertinent provisions of the restrictions and the amount of consolidated retained earnings or net income restricted or free from restriction. Please refer to 4-08(e)(1) of Regulation S-X.

Note 18. Income Taxes, page 122

3. We note your disclosure on page 124 that you have the intent and ability to indefinitely reinvest the remainder of the accumulated and future foreign earnings related to your Canadian subsidiaries. However, in your fourth quarter 2015 earnings call transcript you state you intend to repatriate cash out of Canada going forward. Please tell us whether you intend to recognize a deferred tax liability on undistributed earnings going forward. If not, tell us your plans which demonstrate that remittance of the earnings will be postponed indefinitely.

Exhibit 23.2

4. The consent refers to reports dated February 19, 2016. The reports included in filing are dated February 18, 2016. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco at (202) 551-3477 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products